Exhibit 99.2

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

14 May 2004

Notification has been received today that as at the close of business on 12 May 2004, UBS Investment Bank, acting through its business group UBS Investment Bank, had an interest in 24,217,253 A shares representing 7.83% of the issued A share capital of the Company.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.